NO ACT

PE
1-28-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


11006340

March 29, 2011

Erron W. Smith
Assistant General Counsel
Wal-Mart Stores, Inc.
702 SW 8th Street
Bentonville, AR 72716

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-29-11

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 28, 2011

Dear Mr. Smith:

This is in response to your letter dated January 28, 2011 concerning the shareholder proposal submitted to Walmart by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund, the New York City Police Pension Fund, and the New York City Board of Education Retirement System. We also have received a letter on the proponent's behalf dated February 28, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Thomas Huang
Assistant Counsel
NYC Office of the Comptroller
1 Centre Street, Room 609
New York, NY 10007

March 29, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 28, 2010

The proposal requests that the board take the necessary steps to require that the company's suppliers publish annually an independently verifiable sustainability report.

We are unable to concur in your view that Walmart may exclude the proposal under rule 14a-8(i)(7). In this regard, it appears that the proposal may focus on the significant policy issues of sustainability and human rights, and we are unable to conclude that the arguments presented in Walmart's no-action request establish otherwise. Accordingly, we do not believe that Walmart may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Walmart may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Walmart's practices and policies do not compare favorably with the guidelines of the proposal and that Walmart has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that Walmart may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Rose A. Zukin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

John C. Liu
COMPTROLLER

February 28, 2011

BY EMAIL AND EXPRESS MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Wal-Mart Stores, Inc. – Shareholder Proposal Submitted by the Comptroller of the City of New York on Behalf of the New York City Pension Funds*

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the January 28, 2011 letter submitted to the Securities and Exchange Commission (the "Commission") by Erron W. Smith, Assistant General Counsel at Wal-Mart Stores, Inc. ("Walmart" or the "Company"), seeking assurance that the Staff of the Commission's Division of Corporation Finance (the "Staff") will not recommend enforcement action if the Company omits from its 2011 proxy statement the Funds' shareholder proposal (the "Proposal").

I have reviewed the Proposal as well as the above-referenced letter and Rule 14a-8. Based upon that review, it is my opinion that the Proposal must be included in the Company's 2011 proxy materials. The Company has the burden of establishing that the Proposal may be excluded from its 2011 proxy materials and the Company has not met that burden. Accordingly, the Funds respectfully request that the Staff deny the relief that the Company requests.

I. THE COMPANY HAS NOT DEMONSTRATED THAT IT MAY OMIT THE PROPOSAL UNDER RULE 14a-8(i)(7)

As the Staff is well aware, in order for a shareholder proposal to be omitted under Rule 14a-8(i)(7), the proposal must not only pertain to a matter of ordinary business (which this Proposal does not) but must also fail to focus on a significant social policy issue. (Exchange Act Release No. 34-40018, May 21, 1998, (the "1998 Release"). The 1998 Release summarized the two principal considerations that the Commission will apply when determining whether a proposal falls within the "ordinary business" exclusion:

"The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight... However proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote... The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Company's arguments to exclude the Proposal fail on both of these points.

A. The Proposal raises a significant social policy issue that clearly transcends ordinary business

The Staff has determined, in numerous cases, that human and labor rights are significant social policy issues. Accordingly, proposals focusing on such issues are appropriate for a shareholder vote and are not excludable on ordinary business grounds, including where the proposal focuses on human and labor rights in the corporate supply chain. See, e.g. *Abercrombie & Fitch Co.* (April 12, 2010) (proposal requesting adoption of code of vendor conduct based on International Labor Organization standards); *Nucor Corporation* (March 6, 2008) (proposal requesting review and report of company policies and practices related to its global operations and supply chains to assess need for additional policies to ensure protection of human rights); *McDonald's Corporation* (March 22, 2007) (proposal requesting adoption, implementation and enforcement of company-wide code of conduct, inclusive of suppliers, based on International Labor Organization's conventions); *3M Company* (March 2, 2005) (proposal requesting implementation of or increasing activity on various principles relating to human and labor rights in China); *Costco Wholesale Corporation* (October 26, 2004) (proposal requesting amendment of company's supplier code and standard purchase contracts to reflect code of conduct based on International Labor Organization standards); *Wal-Mart Stores, Inc.* (April 3, 2002) (proposal requesting implementation of a code of conduct based on International Labor Organization human rights standards); *American Eagle Outfitters, Inc.* (March 20, 2001) (proposal requesting implementation of human rights standards and compliance monitoring program for the company's international suppliers and production facilities).

The Proposal, like those cited above, focuses on the significant social policy issues of human and labor rights in the Company's supply chain. The Proposal requests that the Company take necessary steps to require its suppliers to publish annual, independently verifiable sustainability reports containing, among other things, the supplier's "objective assessments and measurements of performance on workplace safety, and human and worker rights, using internationally recognized standards, indicators and measurement protocols." The Proposal is concerned with the integration of human and labor rights policies into the Company's supply chain and the significant gap between general policies against labor and human rights abuse and more detailed standards and reporting mechanisms required to facilitate the policies being carried out. The two studies referenced in the Proposal's Whereas clauses highlight the need for the Company to require more action, monitoring and transparency on the part of its suppliers for effective implementation of the Company's human and labor rights policies. Simply requiring that general policies be adopted by suppliers has not been enough to foster compliance. The Proposal very clearly focuses on significant social policy issues that transcend the ordinary business matters of the Company.

The cases cited by the Company, *Alaska Air Group* (March 8, 2010), *Dean Foods Company* (March 9, 2007), *Seaboard Corporation* (March 3, 2003), and *JPMorgan Chase & Co.* (March 12, 2010) are inapposite and can be distinguished. Unlike the Proposal, none of those proposals related to human and labor rights in corporate supply chains. As discussed above, the Staff has consistently ruled that proposals similar to the one at issue are not excludable under Rule 14a-8(i)(7).

B. The Proposal does not micro-manage day-to-day business operations

The Company argues that the Proposal interferes with the Company's supply chain and its supplier relationships and would require a significant alteration to the terms on which the Company and its suppliers now do business. The Company argues that while the Proposal addresses social issues, the Proposal micro-manages the Company's relationships with its suppliers and should be excluded under Rule 14a-8(i)(7). The Proposal, however, in no way seeks to micro-manage the Company's relationship with its suppliers. In fact, in *American Eagle Outfitters, Inc.* (cited above), the company similarly argued that the proposal asked the board to "modify the contractual relationship between [the company] and its suppliers." The company further argued that "as a retailer with a vertically integrated product design function, [the company's] relationship with the many suppliers that manufacture its merchandise is crucial to the economic success or failure of [the company's] business operations. The supplier relationship is at the heart of [the company's] 'ordinary business operations.'" Notwithstanding these arguments, the Staff concluded that the proposal relating to human rights and the company's suppliers could not be excluded.

In a case the Company should be familiar with, *Wal-Mart Stores, Inc.* (March 31, 2010), the Staff also did not permit exclusion of a proposal that related to the Company's relationship with its suppliers due to the significant social policy issue involved. In *Wal-Mart Stores Inc.*, the proposal encouraged the board to require its poultry suppliers to switch to a specific humane killing method within five years. The Company argued then, as it does now, that the proposal was "impliedly requiring the Company to cease long-standing relationships with suppliers who refuse to do as the [p]roponent requests" and adoption of the proposal "would ultimately dictate which suppliers the Company utilizes." See also, *Chipotle Mexican Grill, Inc.* (February 20, 2008) (proposal not excludable where it encouraged the board to give purchasing preference to suppliers that use or adopt controlled-atmosphere killing).

In *Costco Wholesale Corporation* (cited above) ("Costco"), the proposal requested amendment of the company's standard purchase contracts to reflect certain human and labor rights standards. Costco, like the Company, is a retailer that sells national name brand goods, as well as company-branded and proprietary products. The alleged impact on supplier relationships from the proposal in Costco would certainly be similar to the alleged impact that the Company argues here. However, the Staff did not permit exclusion of the proposal under Rule 14a-8(i)(7) and the Staff should reach the same conclusion in this case. In fact, the Proposal does not micro-manage the Company's relationship with its suppliers and instead simply requests that the Board of Directors take the "necessary steps" to require supplier sustainability reports. The Proposal gives the company substantial leeway for implementation and does not prescribe the Company's monitoring process over the sustainability reports, its enforcement of the requirement, or consequences of supplier non-compliance.

The Company also makes spurious arguments suggesting that the Proposal requires shareholders to get mired in day-to-day business matters and to review and "properly assess the worker safety and human rights policies and practices described in many thousands of reports . . . and to make assessments as to whether the company should continue to do business with each of those thousands of suppliers." Again, these claims are patently false. The Proposal does not require that all shareholders review and assess supplier sustainability reports, but instead proffers that an annual sustainability reporting requirement of suppliers "would strengthen the company's ability to assess its suppliers' performance, to hold its suppliers accountable, help to drive performance improvements ..."

In summary, the companies involved in the no-action requests cited above made arguments similar to the arguments that the Company makes here. The Staff consistently ruled in those cases that the proposals were not excludable under 14a-8(i)(7). The Funds urge the Staff to reach the same conclusion and similarly deny the Company's request for no-action relief.

II. THE PROPOSAL MAY NOT BE EXCLUDED UNDER RULE 14a-8(i)(10) AS IT HAS NOT BEEN SUBSTANTIALLY IMPLEMENTED

The Commission has noted that a determination on whether a company has substantially implemented a shareholder proposal "depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). Substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. See e.g., *Exelon Corp.* (February 26, 2010); *Anheuser-Busch Companies, Inc.* (January 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (February 17, 2006). The Company has not done so here.

The Proposal requests that the Board of Directors take the necessary steps to require the Company's suppliers to publish annually an independently verifiable sustainability report. While the suppliers' sustainability reports are to address all sustainability issues, the Proposal is particularly concerned with human and worker rights. The Proposal requests that supplier sustainability reports be required because even though companies have established supplier codes of conduct, there has been a significant gap between such general policies against labor and human rights abuse and more detailed standards and enforcement of such standards. The transparency provided by supplier sustainability reports would allow more effective monitoring implementation of the Company's sustainability policies throughout its supply chain.

The Company argues that it has substantially implemented the Proposal because it has a Supplier Code of Conduct, conducts audits to identify supplier non-compliance with such standards, and issues reports to shareholders on the results. The Company argues that such actions compare favorably to the ultimate objective of the Proposal, which the Company defines as having suppliers comply with high standards of legal and ethical treatment of workers and workplace safety. While the Proposal's is ultimately concerned with ensuring that high standards for human and worker rights are followed by the Company's suppliers, the Proposal's underlying concern is that due to the gap between company policies and the actual implementation of such policies in a company's supply chain, the Company's Supplier Code of Conduct, without the greater transparency achieved through supplier sustainability reports, is insufficient to foster supplier compliance with such standards.

It is clear that the Company's Supplier Code of Conduct and accompanying audit process fail to address the Proposal's underlying concern as the Supplier Code of Conduct and the audit process do not cover all of the Company's suppliers. The audit scope of the Company's Ethical Standards program does not cover nationally branded products, only Walmart branded products, Walmart's proprietary products, brands exclusive to Walmart, products identified with Walmart through labeling, and non-branded products. (Supplier Code of Conduct, p. 28). The Company's Supplier Agreement requires suppliers to disclose all factories or subcontractors producing merchandise for sale by the Company. The Company conducts its audits based on these factory disclosures. However, suppliers of domestically sourced national brand merchandise, whether produced in-country or imported, do not need to disclose their factories or subcontractors. (Supplier Code of Conduct, p. 29). Thus, suppliers of domestically sourced national brands are not audited by the Company for compliance with human or labor rights standards. As the majority of the products the Company sells are national, name brand products, the exclusion of these products and their suppliers from the audit process prevents effective monitoring and implementation of the Company's human and labor rights policies throughout its supply chain.

The Proposal requests that all of the Company's suppliers be required to publish sustainability reports to ensure supplier compliance with internationally recognized human and labor rights standards. As the Company's current monitoring and enforcement process excludes a substantial portion of its suppliers, it is clear that the Company's policies, practices and procedures do not compare favorably to the guidelines of the Proposal. The Company also has not addressed the underlying concern of the Proposal, as a disconnect between the Company's Supplier Code of Conduct and the enforcement and implementation of such standards in the Company's supply chain clearly still exists, evidenced by the large number of suppliers excluded from the audit process. As such, the Proposal has not been substantially implemented and cannot be excluded under Rule 14a-8(i)(10).

III. CONCLUSION

For the reasons set forth above, the Funds respectfully request that the Company's request for no-action relief be denied, and the Company be instructed to include the Proposal in its 2011 proxy materials.

Thank you for your consideration.

Sincerely,



Thomas Huang
Assistant Counsel
NYC Office of the Comptroller
1 Centre Street, Room 609
New York, NY 10007
(212) 669-4952
(212) 815-8613 Fax
thuang@comptroller.nyc.gov

cc: Erron W. Smith
Assistant General Counsel
Walmart
702 SW 8th Street
Bentonville, AR 72716



702 SW 8th Street
Bentonville, AR 72716
Phone 479.277.0377
Erron.Smith@walmartlegal.com

January 28, 2011

VIA E-MAIL TO shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc.—Notice of Intent to Omit from Proxy Materials the Shareholder Proposal of the Office of the Comptroller of the City of New York

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("*Walmart*" or the "*Company*"), files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), to notify the Securities and Exchange Commission (the "*Commission*") of Walmart's intention to exclude a shareholder proposal (the "*Proposal*") from the proxy materials for Walmart's 2011 Annual Shareholders' Meeting (the "*2011 Proxy Materials*") to be held on June 3, 2011. The Proposal was submitted by the Office of the Comptroller of the City of New York, as custodian and a trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (collectively, the "*Proponent*"). Walmart asks that the staff of the Division of Corporation Finance of the Commission (the "*Staff*") not recommend to the Commission that any enforcement action be taken if Walmart excludes the Proposal from its 2011 Proxy Materials for the reasons described below. A copy of the Proposal, along with the related cover letter and proof of ownership, is attached hereto as Exhibit A.

Walmart intends to begin printing the 2011 Proxy Materials on or about April 13, 2011, so that it may begin mailing the 2011 Proxy Materials no later than April 18, 2011. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

I. The Proposal.

The resolution included in the Proposal requests that the Board of Directors of the Company (the "*Board*") require all of the Company's suppliers to publish annual "independently verifiable" sustainability reports. The Proposal requests that the required reports include each supplier's objective assessments and measurements of performance on workplace safety and human and worker rights, as well as incidents of non-compliance, actions taken to remedy those incidents, and measures taken to contribute to long-term prevention and mitigation.

II. Grounds for Exclusion.

The Company believes that the Proposal is excludable under two of the bases for exclusion set forth in Rule 14a-8(i) of the Exchange Act:

1. the Proposal may be excluded because it involves the ordinary business operations of the Company as contemplated by Rule 14a-8(i)(7); and

2. the Proposal is excludable because it has been substantially implemented by Walmart as contemplated by Rule 14a-8(i)(10).

III. The Proposal Relates to the Company's Ordinary Business Operations.

A. The Proposal Relates to the Company's Ordinary Business Operations Because It Dictates the Terms of the Company's Relationships with Suppliers.

Rule 14a-8(i)(7) permits a registrant to exclude from its proxy statement a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." The "ordinary business" grounds for exclusion are based on two general policy concerns. First, "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Release No. 34-40018 (available May 21, 1998) (the "*1998 Release*"). The second policy concern "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release. Merely requesting that the registrant prepare a special report will not remove the proposal from the ordinary business grounds for exclusion. *See* Release No. 34-20091 (available August 16, 1983).

The Commission and the Staff have consistently taken the position that a proposal relating to a company's relationship with suppliers is excludable because it addresses matters of "ordinary business operations." In fact, the Commission has specifically listed "retention of suppliers" as an example of a matter "so fundamental to management's ability to run a company on a day-to-day basis that it could not, as a practical matter, be subject to direct shareholder oversight." 1998 Release. The Staff has also permitted the exclusion of proposals addressing the company's relationship with its suppliers. *See, e.g., Alaska Air Group* (available Mar. 8, 2010) (permitting exclusion of a proposal requiring the company to report to the shareholders on the aircraft maintenance and security standards used by the company's vendors); *Dean Foods Company* (available Mar. 9, 2007) (permitting exclusion of a proposal that, in part, required the company to report to shareholders information relating to its choice of suppliers); *Seaboard Corporation* (available Mar. 3, 2003) (permitting exclusion of a proposal requiring the company's board of directors to report on its suppliers' use of antibiotics on their hogs). In fact, the Proposal is much more intrusive into Walmart's relationships with its suppliers than the situations addressed in these no-action letters.

The Company believes that it may exclude the Proposal from its proxy materials because the Proposal relates to the relationships between the Company and its suppliers and, therefore, necessarily relates to the Company's "ordinary business operations." Walmart is a large general merchandise and food retailer, and purchases goods for resale and services from many thousands of suppliers across the world. Walmart does not have any current contractual or other legal power or authority to mandate that each of its suppliers produce the sustainability reports described by the Proposal. As a result, only one practical method would be available to Walmart to implement the Proposal: Walmart would be compelled to adopt a policy that (i) would require any supplier wanting to sell its products to Walmart to agree to produce the sustainability reports as described in the Proposal, and (ii) would provide that Walmart will not purchase goods from any supplier that does not agree to produce sustainability reports as described in the Proposal. Imposing that policy would, as a practical matter, entail Walmart re-negotiating its existing supplier agreements and terms of purchase with its many thousands of suppliers.

The adoption by the Company of such a policy leaves the Company's existing suppliers with two options, both of which would impact the Company's ordinary business operations. First, any supplier could agree to publish the required annual sustainability reports. A supplier's preparation of one of these reports would undoubtedly entail a significant expense and commitment of other resources for a supplier. The supplier's management would have to determine what are the "internationally recognized standards, indicators and measurement protocols" based on which the supplier would make "objective assessments and measurements of workplace safety and human and worker rights" required by the Proposal. Then the supplier would have to hire new or reassign existing personnel to inspect their manufacturing and production facilities and to do any other necessary investigations necessary to make the required assessments and measurements and to identify "incidents of non-compliance" with those internationally recognized standards and indicators of workplace safety and human and worker rights, as well as the "actions taken to remedy those incidents, and measures taken to contribute to the long-term prevention and mitigation." The supplier would have to do all of this and document its findings in such a manner that permits each report it then prepares based on that work to be "independently verifiable." A system and procedure permitting independent verification would then have to be established and implemented by the supplier. No doubt many of the suppliers choosing this alternative would seek to pass on at least a part, if not all, of the costs of the preparation of the reports to the Company. If they did so, Walmart could be faced with the prospect of increasing the prices at which it sells the products manufactured or produced by those suppliers, likely putting Walmart at a disadvantage against competitors whose supplier bases are not required to incur the expenses of such reporting. Additionally, Walmart itself could incur substantial costs of its own in implementing the Proposal, in part because continuously monitoring whether the suppliers have published "independently verifiable" reports would require substantial internal resources. Such monitoring would be highly impractical, if not impossible.

The second option of a supplier would be to cease selling its products to the Company in order to avoid producing the sustainability reports. In light of the expense, commitment of resources and the requirement to publish a list of their infractions of "internationally recognized standards" that may not otherwise apply to their operations and that may not be violations of the labor or workplace safety laws applicable to them, many suppliers (especially many small businesses) could terminate sales of products to Walmart or be terminated by Walmart under the terms of the policy. As a result, implementation of the Proposal could result in the Company ceasing to have what, in some cases, are long-standing relationships with suppliers (whether national, brand name or private brand suppliers) who refuse to agree to the new terms of purchase with Walmart. In those instances in which Walmart would be able to find replacement suppliers for products like those produced by the suppliers refusing to produce the reports, Walmart could be forced to pay higher prices for products purchased from any new suppliers. Where a supplier of national brand-name merchandise refused to adhere to the policy, Walmart would no longer be able to offer that supplier's merchandise to its customers. Such a circumstance would have an extremely detrimental impact on Walmart's day-to-day operations and its ability to meet its customers' wants and needs as many well-known and desirable products would no longer be available in Walmart's stores.

As is clear from the discussion above, the Proposal would intrude into the relationship between Walmart and its suppliers and interfere with a fundamental day-to-day business function of a retailer like the Company. If a significant number of suppliers were to refuse to adhere to the policy put into place to implement the Proposal, or if a supplier that is the sole producer of a particular, highly sought-after product refuses to do so, the Company's supply chain could be disrupted and the variety and, perhaps, volume of products offered by the Company would be reduced, to the detriment of consumer choice. Thus, the implementation of the Proposal would influence the day-to-day business operations of the Company and would create an obstacle to Walmart meeting one of its primary business objectives—fulfilling its Every Day Low Price promise to its customers and allowing Walmart to operate on an Every Day Low Cost basis.

The Proposal seeks to micro-manage the Company's relationships with its suppliers by inserting a new requirement into the terms on which Walmart purchases goods from its suppliers. In fact, the Proposal seeks to substitute the shareholders' judgment for the judgment of the Company's Board and management regarding the terms of the Company's supplier relationships. By doing so, the Proposal entails precisely the type of intrusion into an "ordinary business matter" that Rule 14a-8(i)(7) is meant to address. Moreover, it is inconceivable that the Company's shareholders could receive, review and properly assess the worker safety and human rights policies and practices as described in the many thousands of reports that the Proposal asks the Company to require of its suppliers and make assessments as to whether the Company should continue to do business with each of those thousands of suppliers.

B. The Proposal Does Not Satisfy the Significant Social Policy Exception.

The Company recognizes that proposals relating to ordinary business matters that focus on "significant social policy issues" such as human rights are not excludable under Rule 14a-8(i)(7), but the Proposal does not satisfy this exception to the basis for exclusion under Rule 14a-8(i)(7). An issue is a "significant social policy issue" if its subject matter "transcends the day-to-day business matters of the Company and raises policy issues so significant that it would be appropriate for a shareholder vote." Staff Legal Bulletin 14E (October 27, 2009). The purpose of the "significant social policy" exception is to "allow shareholders to express their views to company management" on proposals that raise significant issues. 1998 Release.

The Staff has concluded that a proposal relating to a Company's ordinary business matters may be excluded even if it touches upon a significant social policy issue. *See, e.g., JP Morgan Chase & Co.* (available Mar. 12, 2010). In *JP Morgan Chase & Co.*, the shareholder proposal would have required the company to adopt a policy barring financing of companies engaged in a particular mining activity. The Staff permitted exclusion of the proposal because the proposal would impact the company's ordinary business operations, "such as [the company's] decision to extend credit or provide other types of financial services to particular types of customers." Thus, even though the proposal touched on an environmental issue that could be considered a "significant social policy issue," the potential impact of the proposal on the company's daily business operations was so great that the proposal did not "transcend the day-to-day business matters of the company."

As was the case in *JP Morgan Chase & Co.*, the potential impact of the Proposal on the Company's business is so great that it must be concluded that the any social issues addressed by the Proposal do not sufficiently transcend the day-to-day business matters of the Company under the standards of Rule 14a-8(i)(7). The Proposal would interfere with the Company's supply chain and its supplier relationships and would require a significant alteration to the terms on which the Company and its suppliers now do business.

Most significant, however, is the fact that the Proposal does not, like most social issues proposals, address a proponent's desire that a company adopt particular social policies or even act to ensure that its suppliers adopt particular policies. The Proposal does nothing more than ask for reports that would assess and report on the practices in which the suppliers currently engage in their operations measured against a set of standards that the supplier will choose. Thus, the Proposal seeks to have the Company do the work of requiring that information from thousands of companies be made available to the Proponent and others in the marketplace so that they can assess the practices of the suppliers, all at the cost of Walmart's customers, shareholders and suppliers. Although the Proponent and other shareholders might ultimately determine to pursue some social policy goal once they had acquired and considered the information provided from those of Walmart's suppliers who produce the reports, the Proposal clearly falls outside of the "significant social policy" exception.

In view of the foregoing, the Company has concluded that the Proposal may be excluded from the 2011 Proxy Materials in reliance on Rule 14a-8(i)(7), as the Proposal deals with the Company's ordinary business operations.

IV. The Company Has Substantially Implemented the Proposal.

Even if the Proposal did meet the exception to the basis for exclusion in Rule 14a-8(i)(7), the Company has concluded that the Proposal may be excluded from the 2011 Proxy Material in because the Company has already substantially implemented the aims of the Proposal. Rule 14a-8(i)(10) permits a company to exclude a proposal if the company "has already substantially implemented the proposal." The general policy underlying the "substantially implemented" basis for exclusion is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." Release No. 34-12598 (available July 7, 1976). Furthermore, the Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (available Mar. 28, 1991). In other words, Rule 14a-8(i)(10) permits exclusion of a shareholder proposal when a company has already substantially implemented the essential objective of the proposal, even if by means other than those suggested by the shareholder proponent.

The proposal need not be implemented in full or precisely as presented to satisfy Rule 14a-8(i)(10); rather, the company's actions must have addressed the underlying concerns and essential objective of the proposal. See, e.g., ConAgra Foods, Inc. (available July 3, 2006)[1]; Johnson & Johnson (available Feb. 17, 2006)[2]; Exxon Mobil Corporation (available Mar. 18, 2004) and Xcel Energy, Inc. (available Feb. 17, 2004)[3]; The Talbots, Inc. (available Apr. 5, 2002)[4]; and AMR Corp. (available Apr. 17, 2000)[5], and Nordstrom, Inc. (available Feb. 8, 1995).[6] The Staff has also consistently concurred with the exclusion of proposals requesting reports where the company has addressed the subject matter of the proposal in other publications. See, e.g., Caterpillar, Inc. (available Mar. 11, 2008); Wal-Mart Stores, Inc. (available Mar. 10, 2008); PG&E Corp. (available Mar. 6, 2008); The Dow Chemical Co. (available Mar. 5, 2008); and Johnson & Johnson (available Feb. 22, 2008) (in each case, concurring with the registrant's exclusion under Rule 14a-8(i)(10) of a shareholder proposal requesting that the company prepare a global warming report where the company had already published a report that contained information relating to its environmental initiatives).

The third "Whereas" clause of the Proposal suggests that ultimately the Proponent will seek to "ensure that workers in [the Company's] supply chain are safe and treated fairly with respect and dignity." That clause also notes that "some companies have established a Supplier Code of Conduct by drawing on internationally recognized standards." Walmart has worked hard to be a leader in social responsibility and working conditions. For a number of years, Walmart has had in place supplier standards that address the treatment of workers by its suppliers and supplier workplace safety. Its current "Standards for Suppliers," as published in the "Suppliers" section of its corporate website, a copy of which is attached hereto as Exhibit B, set forth standards to which Walmart's suppliers are expected to adhere and that Walmart incorporates into its standard purchasing agreement. The respectful treatment of workers, workplace safety and compliance with applicable laws are central concerns of those standards.

Walmart's suppliers know that failing to adhere to those standards and to correct any deficiencies in compliance may jeopardize their ongoing business relationships with Walmart. When Walmart identifies potential supplier non-compliance with its standards, whether as a result of one of the thousands of supplier audits it conducts each year or otherwise, it investigates the possible non-compliance. Where an instance of non-compliance is confirmed by Walmart's investigation, Walmart takes appropriate action to address the problem, up to and including termination of the supplier or the applicable manufacturing facility. Moreover, as discussed below, Walmart has itself reported to its shareholders on compliance with the standards imposed

---

[1] Permitting exclusion of a proposal seeking a sustainability report where the company was already providing information generally of the type proposed to be included in the report.

[2] Permitting exclusion of a proposal recommending verification of the employment legitimacy of employees where the company was already acting to address the concerns of the proposal.

[3] Each permitting exclusion of a shareholder proposal requesting that the board of directors prepare a report explaining the company's response to certain climate-related issues where the company was already generally addressing such issues through various policies and reports.

[4] Permitting exclusion of a proposal requesting that the company implement a code of conduct based on International Labor Organization human rights standards where the company had established and implemented its own business practice standards.

[5] Permitting exclusion of a proposal where the company had already implemented such a policy.

[6] Permitting exclusion of a proposal that the company adopt a code of conduct for its foreign suppliers because the subject matter was substantially covered by existing company guidelines.

on its suppliers. Walmart has not merely implemented policies and procedures that "compare favorably" to the ultimate objective of the Proposal. It has taken a leadership role in improving working conditions and safety at supplier factories. In that regard, it should be noted that:

- ***Walmart's Standards for Suppliers set, among other standards, guidelines for its suppliers related to worker safety and labor conditions.*** The Standards for Suppliers spell out the fundamental expectations Walmart has of its suppliers regarding, among other matters, their activities in relation to the factory workers producing merchandise for sale by Walmart. A 50-page Standards for Suppliers Manual provides additional guidance as to how suppliers must act to comply with the Standards for Suppliers, describes the certifications suppliers must provide to attest to adherence to those standards and gives details of the supplier audit program that Walmart operates. A copy of that manual is available online at www.walmartstores.com/download/4216.pdf. Walmart's standards address its ethical sourcing requirements, including: that workers be provided with a safe and healthy work environment, that all labor be voluntary; that no child, forced, bonded, prison or indentured labor be used; that all workers be compensated with wages and benefits that meet or exceed legal standards and properly paid for overtime work; and that suppliers respect the rights of workers to collectively bargain. The Standards for Suppliers explicitly state that all suppliers and their designated manufacturing facilities must fully comply with all national and local labor, health, safety and other laws and regulations. In addition, Walmart is a co-founding member of the Global Social Compliance Program (the *"GSCP"*), which seeks to create work environments where workers across the supply chain are treated fairly and respectfully in accordance with local laws and regulations. The GSCP has established a Reference Code, a set of internationally recognized standards for suppliers relating to matters such as workers' rights, health and safety with which Walmart's Standards for Suppliers are aligned. The Reference Code may be viewed at *http://www.gscpnet.com/gscpfiles/GSCP_Reference_Code_V2_April_2010.pdf*.

- ***Walmart audits and collaborates with others to audit suppliers' compliance with the ethical standards described in the Standards for Suppliers.*** Walmart conducts each year thousands of audits of factories of suppliers of products for which Walmart is the importer of record or of its private-branded products, either through Walmart's internal auditors or through qualified-third party auditors. *See* pages 33-37 of the Standards for Suppliers Manual. If an audit reveals violations of the ethical standards, Walmart may ultimately terminate its business relationship with the supplier. *See* pages 38-44 of the Standards for Suppliers Manual. Additionally, Walmart participates in several third-party monitoring programs, including, for example, The International Council of Toy Industries Care Process and Better Factories, which support global initiatives and monitor their members' compliance with ethical worker standards. *See* page 31 of the Supplier Standards Manual. The Company participates with other companies in similar efforts, such as the GSCP, to audit suppliers and their production facilities in order to increase the scope of the audits done and the efficiency of those audits. *See* page 22 of the Company's 2010 Progress Update to its 2009 Global Sustainability Report (the *"Progress Update"*) (available at http://walmartstores.com/Sustainability/7951.aspx) for a detailed description of this collaborative effort.

- ***Walmart reports to its shareholders and others regarding its Standards for Suppliers, its audit program and its progress in supporting fair treatment of workers by its suppliers.*** In its 2009 Global Sustainability Report (the *"2009 Sustainability Report")* (available at http://walmartstores.com/Sustainability/7951.aspx), Walmart affirmed its commitment to "operate a supply chain where...workers are paid well and treated with the respect and dignity they deserve." *See* page 67 of the 2009 Global Sustainability Report. The Progress Update describes the goals that Walmart has set with respect to social responsibility and increased transparency in Walmart's supply chain. *See* page 19 of the Progress Update. The 2009 Sustainability Report and the Progress Update report on the results of Walmart's efforts in a manner more accessible and more informative to Walmart's shareholders as a group than would be thousands of supplier-produced reports.

As demonstrated by the foregoing and in the 2009 Sustainability Report and the Progress Update, Walmart maintains, and continues to work daily to implement, principles that serve what appears to be the ultimate purpose of the Proposal: having its suppliers comply with high standards of legal and ethical treatment of workers and workplace safety. The Company adopted its current Standards for Suppliers after careful consideration and with due regard to the actions that Walmart, as a business organization with responsibilities to its shareholders, may properly take in an attempt to ensure that its suppliers treat their workers with respect and dignity. The Company believes that its current policies and procedures related to worker rights, health and safety, including auditing and monitoring processes, "compare favorably" with, and more than substantially implement, the ultimate objective that the Proponent seeks to achieve by submitting the Proposal.

Accordingly, Walmart believes that it may exclude the Proposal from its 2011 Proxy Materials under Rule 14a-8(i)(10), as the Proposal has already been substantially implemented by Walmart.

V. <u>Conclusion.</u>

Walmart hereby requests that the Staff confirm that it will not recommend any enforcement action if Walmart excludes the Proposal from the 2011 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Walmart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from its 2011 Proxy Materials.

By copy of this letter, the Proponent is being notified of Walmart's intention to omit the Proposal from its 2011 Proxy Materials.

Please call the undersigned at (479) 277-0377 or Geoffrey W. Edwards, Senior Associate General Counsel, at (479) 204-6483 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully
Submitted,



Erron W. Smith
Assistant General Counsel
Wal-Mart Stores, Inc.

cc: Kenneth B. Sylvester, via e-mail
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

Enclosures

Exhibit A

Proposal

[begins on following page]



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

John C. Liu
COMPTROLLER

December 8, 2010

Mr. Gordon Y. Allison
Vice President and General Counsel
Wal-Mart Stores, Inc.
Corporation Division
702 Southwest 8th Street
Bentonville, AK 72716-0215

Dear Mr. Allison:

I write to you on behalf of the Comptroller of the City of New York, John C. Liu. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the company's proxy statement.

Letters from The Bank of New York Mellon Corporation certifying the Systems' ownership, for over a year, of shares of Wal-Mart Stores, Inc. common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any further questions on this matter, please feel free to contact me at 1 Centre Street, Room 629, New York, NY 10007; phone (212) 669-2013.

Very truly yours,



Kenneth B. Sylvester

KS/ma

Enclosures

Wal-Mart Stores, Inc. – Supply Chain 2011

Require Supplier(s) to Publish an Annual Sustainability Report

WHEREAS, the UN Global Compact asks companies to embrace, support and enact, within their sphere of influence, a set of core values in the areas of human rights, labor standards, the environment and anti-corruption; and

WHEREAS, the UN Global Compact-Accenture CEO Study 2010, "A New Era of Sustainability", found that CEOs reported the integration of sustainability issues into supply chains as the most significant performance gap in executing sustainability; and

WHEREAS, in order to ensure that workers in their supply chain are safe and treated fairly with respect and dignity, some companies have established a Supplier Code of Conduct by drawing on internationally recognized standards; and

WHEREAS, a study by Aaron Bernstein and Christopher Greenwald, "Benchmarking Corporate Policies on Labor and Human Rights in Global Supply Chains," (Pension and Capital Stewardship Project Labor and Work-Life Program Harvard Law School, Nov. 2009), found a significant gap between general policies against labor and human rights abuse and more detailed standards and enforcement mechanism required to carry them out; and

WHEREAS, given the merit of the old adage, "What Gets Measured Gets Done", the long-term interests of shareholders would be better served if companies were to require their suppliers to establish performance goals on human and worker rights, and to measure and publicly report on performance using internationally recognized standards and measurement protocols; and

WHEREAS, in order to increase transparency and to improve performance, such reports should include non-compliance incidents, actions taken to remedy those incidents, and measures taken to contribute to the long-term prevention or mitigation of such incidents and other issues of concern;

THEREFORE, BE IT RESOLVED: the shareholders request that the Board of Directors take the necessary steps to require that the Company's supplier(s) publish annually an independently verifiable sustainability report. Among other important disclosures, such report should include the supplier's objective assessments and measurements of performance on workplace safety, and human and worker rights, using internationally recognized standards, indicators and measurement protocols. In addition, a report should include incidents of non-compliance, actions taken to remedy those incidents, and measures taken to contribute to long-term prevention and mitigation.

Statement in Support

A company's best opportunity for early identification and mitigation of the risks posed by the human and labor rights violations of its suppliers is its development and rigorous implementation of a risk-management framework to enable its monitoring and verification of its suppliers' performance against internationally recognized standards of human and labor rights, using measurable and verifiable indicators of performance. An annual sustainability reporting requirement of its supplier(s) would strengthen the company's ability to assess its suppliers' performance, to hold its suppliers accountable, help to drive performance improvements, and enable investors to better understand and assess potential reputational and /or operational risks.



BNY MELLON
ASSET SERVICING

December 08, 2010

To Whom It May Concern

Re: Wal Mart Stores **Cusip#: 931142103**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 08, 2009 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System 2,807,639 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286



BNY MELLON
ASSET SERVICING

December 08, 2010

To Whom It May Concern

Re: Wal Mart Stores **Cusip#: 931142103**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 08, 2009 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 2,553,251 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President



BNY MELLON
ASSET SERVICING

December 08, 2010

To Whom It May Concern

Re: Wal Mart Stores **Cusip#: 931142103**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 08, 2009 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 420,724 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286



BNY MELLON
ASSET SERVICING

December 08, 2010

To Whom It May Concern

Re : Wal Mart Stores **Cusip#: 931142103**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 08, 2009 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Police Pension Fund.

The New York City Police Pension Fund 1,393,976 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President



BNY MELLON
ASSET SERVICING

December 08, 2010

To Whom It May Concern

Re: Wal Mart Stores **Cusip#: 931142103**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 08, 2009 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 162,082 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

Exhibit B

Walmart's Standards for Suppliers

[begins on following page]

Standards for Suppliers

Standards for Suppliers ("Standards") are Walmart's fundamental expectations from its suppliers regarding their activities in relation to the workers producing merchandise for sale by Walmart and the impact of their manufacturing practices on the environment. Additionally, suppliers must comply with Walmart's Gift and Gratuity and Conflicts of Interest Policies and conduct their business in an ethical manner and consistent with accepted accounting principles.

Standards

1. Compliance with Laws

Suppliers and their designated manufacturing facilities ("Suppliers") must fully comply with all applicable national and/or local laws and regulations, including but not limited to those related to labor, immigration, health and safety, and the environment.

2. Voluntary Labor

All labor must be voluntary. Child, forced, bonded, prison, or indentured labor will not be tolerated. Workers must be allowed to maintain control over their identity documents. Suppliers must provide workers with rest days and must ensure the working hours are consistent with local regulations and not excessive.

3. Hiring and Employment Practices

Suppliers must implement hiring practices that accurately verify workers' legal right to work in the country and age prior to employment. All terms and conditions of employment including, but not limited to, hiring, pay, promotion, termination, and retirement must be based on an individual's ability and willingness to do the job.

4. Compensation

Suppliers must compensate all workers with wages, overtime premiums, and benefits that meet or exceed local legal standards, local industry standards, or collective agreements, whichever are higher. Suppliers are encouraged to provide wages and benefits that are sufficient to meet workers' basic needs and provide some discretionary income for workers and their families.

5. Freedom of Association and Collective Bargaining

Suppliers must respect the right of workers to choose whether to lawfully and peacefully form or join trade unions of their choosing and to bargain collectively.

6. Health and Safety

Suppliers must provide workers with a safe and healthy work environment and, where applicable, safe and healthy residential facilities. Suppliers must take proactive measures to prevent workplace hazards.

7. Environment

Suppliers must ensure every manufacturing facility complies with national and local environmental laws, including all laws related to air emissions, water discharges, toxic substances and hazardous waste disposal. Suppliers must validate that all input materials and components were obtained from permissible harvests consistent with international treaties and protocols in addition to local laws and regulations.

8. Gifts and Entertainment

Suppliers must not offer gifts or entertainment to Walmart associates.

9. Conflicts of Interest

Suppliers must not enter into transactions with Walmart associates that create a conflict of interest.

10. Anti-Corruption

Suppliers must not tolerate, permit, or engage in bribery, corruption, or unethical practices whether in dealings with public officials or individuals in the private sector.

11. Financial Integrity

Suppliers must keep accurate records of all matters related to their business with Walmart in accordance with standard accounting practices such as Generally Accepted Accounting Principles (GAAP) or International Financial Reporting Standards (IFRS).

Reporting Violations

Violations of Walmart Standards can be reported confidentially in a local language. If you have knowledge that any of these standards are being violated, you are encouraged to report the issue. Contact methods are listed below.

- **Email**: ethics@wal-mart.com
- **World Wide Web**: www.walmartethics.com
- **Phone**: +1 (800) WM-ETHIC
  (number varies by location)